Filed by NYSE Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12 of the

Securities Exchange Act of 1934, as amended

Subject Companies:

New York Stock Exchange, Inc.

Archipelago Holdings, Inc.

(Commission File No. 001-32274)

Date: February 9, 2006

On February 9, 2006, New York Stock Exchange, Inc. (the “NYSE”) issued the following news release. A pdf rendition of the updated NYSE study referred to in the news release is attached as an exhibit hereto.

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NYSE Listing Reduces Volatility, Execution Costs and Intermediary Profitability – Study Companies Moving Their Stock to the NYSE from Nasdaq Trade More Efficiently

NEW YORK, Feb. 9, 2006 – Volatility, execution costs, intermediary profitability and average quoted spreads are dramatically lower on the New York Stock Exchange than at Nasdaq, according to an updated NYSE study that examined 67 companies that transferred to the NYSE from Nasdaq between 2002-2005.

Updating a 2003 study that compared the market quality for 39 companies, which transferred from the Nasdaq to the NYSE in 2002 and 2003, the updated and expanded study measures the intra-day volatility for the 67 companies that moved from Nasdaq to the NYSE between 2002-2005. It found that price volatility and average execution costs were reduced by more than a third after the companies moved to the NYSE, and that average quoted spreads were 46% lower on the NYSE. Key findings include:

•	Average intraday volatility measured in five-minute intervals decreased by 34% on average for the 67 companies following their transfers to the NYSE.

•	Average execution costs incurred by institutions and individual investors – measured by the effective spread in accordance with SEC Rule 11Ac1-5 — decreased by 38%. Using data three months before and after each transfer, the effective spreads of the 67 stocks averaged 5.43 cents (25.36 bp) on the NYSE compared to 8.74 cents (34.96 bp) on Nasdaq.

•	Intermediary profitability decreased significantly on the NYSE. On average, financial intermediaries such as market makers earned 4 cents (14 bp) per share on Nasdaq. Once on the NYSE, the per-share intermediary profitability fell to 0.2 cents (2bp). Again, this was calculated using SEC 11Ac1-5 data, on realized spreads.

•	Average quoted spreads were 46% lower on the NYSE.

“Companies that transferred their listings from Nasdaq to the NYSE between 2002 to 2005 have benefited from substantial increases in quality of trading in their stocks, “ said NYSE Chief Economist Paul Bennett, co-author of the study. “These findings show that the NYSE provides the better market for companies, which directly benefits investors.”

Reducing price volatility is important for companies because it lowers their cost of capital. Lower volatility also translates into savings for investors who would otherwise be buying and selling stocks at unnecessary high or low prices. The update of the original study was conducted on the stocks of 67 companies that voluntarily transferred from January 2002 to December 2005, comparing the market quality of these stocks two months before and two months after the listing transfer. The original, 2003 study and research methodology will be published in the forthcoming Journal of Financial Markets (Vol. 9, No. 1 of the Journal of Financial Market, pp 49-78).

Download a copy of the update here (pdf).

Important Acquisition Information With Respect To The Merger

In connection with the proposed merger of the New York Stock Exchange, Inc. (“NYSE”) and Archipelago Holdings, Inc. (“Archipelago”), NYSE Group, Inc. has filed a registration statement on Form S-4 with the Securities and Exchange Commission (SEC) containing a joint proxy statement/prospectus regarding the proposed transaction. The parties have filed other publicly available relevant documents concerning the proposed transaction with the SEC. The SEC declared the Registration Statement effective on November 3, 2005.

NYSE MEMBERS AND ARCHIPELAGO STOCKHOLDERS ARE URGED TO READ THE FINAL

JOINT PROXY STATEMENT/ PROSPECTUS REGARDING THE PROPOSED TRANSACTION

BECAUSE IT CONTAINS IMPORTANT INFORMATION.

NYSE members and Archipelago stockholders can obtain a free copy of the final joint proxy statement/prospectus, as well as other filings containing information about NYSE and Archipelago without charge, at the SEC’s website (http://www.sec.gov ). Copies of the final joint proxy statement/prospectus can also be obtained, without charge, by directing a request to the Office of the Corporate Secretary, NYSE, 11 Wall Street, New York 10005, 212-656-2061 or to Archipelago, Attention: Investor Relations, at 100 S. Wacker Drive, Suite 1800, Chicago, Illinois 60606 or calling (888) 514-7284.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

Certain statements in this press release may contain forward-looking information regarding the NYSE and Archipelago and the combined company after the completion of the transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These include statements about the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of NYSE’s and Archipelago’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; social and political conditions such as war, political unrest or terrorism; general economic conditions and normal business uncertainty. Additional risks and factors are identified in Archipelago’s filings with the Securities Exchange Commission, including its Report on Form 10-K for the fiscal year ending December 31, 2004 which is available on Archipelago’s website at http://www.Archipelago.com, and the Registration Statement on Form S-4 filed by NYSE Group, Inc. with the SEC on July 21, 2005 (and amended on September 24, 2005, October 24, 2005 and November 3, 2005).

You should not place undue reliance on forward-looking statements, which speak only as of the date of this release. Except for any obligation to disclose material information under the Federal securities laws, none of the NYSE, Archipelago or the combined company after the completion of the transactions undertake any obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this document.

Contact: Christiaan Brakman

Phone: 212.656.2094

Email: cbrakman@nyse.com

Exhibit Index

99.1	NYSE research entitled “NYSE Market Quality — Evidence from the 67 Nasdaq Transferring Stocks during 2002 - 05”.

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